FINANCIAL HIGHLIGHTS

Consolidated Statements of Income (in thousands, except per share data):

	Quarter Ended June 30		Six Months Ended June 30	
	2008	**2007**	**2008**	**2007**
Operating Revenue	$ 136,011	$ 89,576	$ 234,177	$ 171,235
Direct cost	115,710	75,357	199,530	143,739
Gross Profit	20,301	14,219	34,647	27,496
Selling, general and administrative	8,701	7,290	15,927	15,033
Operating Income	11,600	6,929	18,720	12,463
Other Income (Expense):				
Other income	59	515	85	515
Interest income (expense), net	(413)	(700)	(896)	(1,260)
Income before Provision for Income Taxes	11,246	6,744	17,909	11,718
Provision for Income Taxes	4,544	2,831	7,204	4,650
Net Income	$ 6,702	$ 3,913	$ 10,705	$ 7,068
Net Income Per Common Share:				
Basic	$ 0.25	$ 0.15	$ 0.40	$ 0.26
Diluted	$ 0.24	$ 0.14	$ 0.39	$ 0.26
Weighted Average Shares Used in Computing Net Income Per Share:				
Basic	27,096	26,864	27,078	26,839
Diluted	27,641	27,290	27,576	27,209

Selected Balance Sheet Information (in thousands):

	As of	
	Jun. 30, 2008	Dec. 31, 2007
Cash	$ 2,344	908
Working capital	53,307	42,915
Property and equipment, net	6,115	6,472
Total assets	146,175	119,590
Long-term debt, net of current portion	26,477	29,318
Stockholders' equity	68,349	55,797

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XBRL report	eng-20080630.xml
XBRL taxonomy schema	eng-20080630.xsd
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